Exhibit 99.1

Orion Engineered Carbons Director and Senior Managers buying shares of the Company

Houston - August 26, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced that certain Board and Senior Management Team members of Orion purchased common shares of the Company as follows:

Mr. Jack L. Clem, member of the Board of Directors and former CEO, has purchased a total of 10,000 common shares of the Company at an average price of $12.60 per share.

Mr. Patrick Tuttle, Senior Vice President, Global Human Resources, has purchased a total of 35,000 common shares of the Company at an average price of $13.12 per share.

Mr. Carlos Quinones, Senior Vice President, Global Operations, has purchased a total of 8,000 common shares of the Company at an average price of $12.74 per share.

Except as required by law, the Company generally does not commit to announce further acquisitions or dispositions of its common shares by its officers or directors.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion group produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website www.orioncarbons.com.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com